UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BIOJECT MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059T206

(CUSIP Number)

John T. Unger

600 Travis, Suite 5800, Houston, Texas 77002

713-993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note.  Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09059T206	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II, L.P. Life Sciences Opportunities Fund II (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,943,159
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 5,943,159
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,943,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 902,409
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 902,409
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Life Sciences Opportunities Fund II (Institutional), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited partnerships

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,040,750
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 5,040,750
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,040,750
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 09059T206	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,943,159
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 5,943,159
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,943,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 09059T206	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMH Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 6,888,738
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 6,888,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,888,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 09059T206	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 5,943,159
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 5,943,159

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,943,159
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 09059T206	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 46,715
6 SHARED VOTING POWER 6,888,738
7 SOLE DISPOSITIVE POWER 46,715
8 SHARED DISPOSITIVE POWER 6,888,738

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 09059T206	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOF Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 945,579
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 945,579
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 945,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 09059T206	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Don A. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,552,878
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 1,552,878
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,552,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 09059T206	13D	Page 11 of 20 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Bioject Medical Technologies, Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 211 Somerville Road (Route 202 North), Bedminster, New Jersey 07921

Item 2.	Identity and Background.

Life Sciences Opportunities Fund II, L.P. (“LOF”) and Life Sciences Opportunities Fund II(Institutional), L.P. (“LOFI” and, together with LOF, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019.

Signet Healthcare Partners, LLC (formerly LOF Partners, LLC) (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New, York 10019.

Sanders Opportunity Fund, L.P. (“SOF”) and Sanders Opportunity Fund (Institutional), L.P. (“SOFI”), are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 5800, Houston, Texas 77002.

SOF Management, LLC is a Delaware limited partnership and the sole general partner of SOF and SOFI. The principal business of SOF Management, LLC is to act as general partner of SOF and SOFI. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002.

SMH Capital Inc. (formerly Sanders Morris Harris Inc.) is a Texas corporation and the controlling member of the General Partner and of SOF Management, LLC The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of SMH Capital Inc. required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of SMH Capital Inc. SMH Capital Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation (“SMH Group”). SMH Capital Inc. is a registered broker/dealer and investment adviser.

Sanders Morris Harris Group (“SMHG”), Inc. is a Texas corporation and the parent of SMH Capital Inc. The address of its principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMHG required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMHG. No corporation or other person is or may be deemed to be ultimately in control of SMHG.

CUSIP NO. 09059T206	13D	Page 12 of 20 Pages

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019. Mr. Gale is a citizen of the United States.

Ben T. Morris is a Manager of the General Partner and Chief Executive Officer and a director of SMH Capital Inc. and SMHG The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

Don A. Sanders is a Manager of SOF Management, LLC and the chief investment officer of SOF and SOFI and a director of SMH Capital Inc. and SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

George L. Ball is Chairman of the Board of SMH Capital Inc. and SMHG. The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Ball is a citizen of the United States.

Don Weir is an employee of SMH Capital Inc. He is the Trustee of the Sanders 1998 Children’s Trust (the “Trust”). The address of his principal office is 600 Travis, Suite 5800, Houston, Texas 77002. Mr. Weir is a citizen of the United States.

Kathryn U. Sanders and Tanya Drury are clients of SMH Capital Inc. and Don A. Sanders. They are citizens of the United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15, 2004, LOF purchased 316,884 shares of the Series D Convertible Preferred Stock, no par value (“Series D Preferred”), of the Issuer and 95,065 warrants to purchase common stock (“Warrants”) for an aggregate consideration of $364,416.08 and LOFI purchased 1,779,073 shares of Series D Preferred and 531,022 Warrants for an aggregate consideration of $2,035,584.47. The source of these funds was working capital of the Funds. A total of 2,086,957 shares of Series D Preferred and 626,087 Warrants were issued. The Series D Preferred shares originally issued and outstanding are convertible into common stock at a conversion price of approximately $1.15 per share. Each Warrant entitles the holder to purchase one share of common stock for a purchase price of $1.15 per share.

CUSIP NO. 81787Q 10 4	13D	Page 13 of 20 Pages

On March 8, 2006, LOF and LOFI entered into a Note and Warrant Purchase Agreement (the “2006 Note Purchase Agreement”) with the Issuer pursuant to which they loaned (each a “2006 Bridge Loan”) the Issuer the sums of $127,546 and $712,454, respectively, and were issued warrants to purchase common stock (the “2006 Bridge Warrants”) covering 55,416 shares and 309,547 shares, respectively. Additional parties to the agreement were (a) SOF, which loaned the Issuer $79,200 and received 2006 Bridge Warrants covering 35,036 shares, (b)SOFI, which loaned the Issuer $250,800 and received 2006 Bridge Warrants covering 110,949 shares, (c) Don A. Sanders, who loaned the Issuer $132,000 and received 2006 Bridge Warrants covering 58,394 shares,(d)Kathryn U. Sanders and the Trust, who each loaned the Issuer $66,000 and received 2006 Bridge Warrants covering 29,197 shares, and (e) Tanya Drury, George L. Ball, Don Weir, and Ben T. Morris, who each loaned the Issuer $16,500 and received 2006 Bridge Warrants covering 7,299 shares. The exercise price of the 2006 Bridge Warrants is $1.37 per share and the 2006 Bridge Warrants expire on September 7, 2010. The source of these funds was working capital of the Funds, SOF, SOFI, and the Trust and personal funds of the individual purchasers.

In addition, on March 8, 2006, LOF, LOFI, SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust entered into a Securities Purchase Agreement with the Issuer pursuant to which they agreed to purchase an aggregate of $4,500,000 (plus accrued interest on the Bridge Loans) of Series E Convertible Preferred Stock (“Series E. Preferred”) at a price of $1.37 per share subject to the satisfaction by the Issuer of certain conditions, including approval of the transaction by the shareholders of the Issuer. The purchase and sale of 3,308,392 shares of Series E Preferred (including 23,720 shares issued in lieu of accrued interest on the 2006 Bridge Loan) was closed on May 30, 2006.

On December 5, 2007, LOF and LOFI each entered into a Convertible Note and Warrant Purchase Agreement (the “2007 Convertible Note Purchase Agreement”) with the Issuer pursuant to which they loaned (each a “2007 Bridge Loan”) the Issuer the sums of $91,104 and $508,896, respectively, and were issued warrants to purchase common stock (the “2007 Bridge Warrants”) covering 12,147 shares and 67,853 shares, respectively. The conversion price of the 2007 Bridge Loans and the exercise price of the 2007 Bridge Warrants is $0.75 per share. The 2007 Bridge Warrants expire on December 4, 2011. The source of these funds was working capital of the Funds.

Item 4.	Purpose of Transaction.

The Funds acquired the shares of Series D Preferred and Series E Preferred and the Warrants, the 2006 Warrants, the 2007 Warrants, and the 2007 Convertible Notes for general investment purposes. SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust acquired the shares of Series E Preferred and the 2006 Warrants for general investment purposes.

The holders of Series D Preferred are entitled to name one observer who is entitled to attend all meetings of the Board of Directors and to receive all information prepare for the Board. So long as the holders of Series E Preferred continue to hold at least 10% of the Series E Preferred Shares originally issued, the Issuer agrees to cause one person designated by the holders of Series E Preferred to be nominated and elected to the Issuer’s board of directors.

CUSIP NO. 81787Q 10 4	13D	Page 14 of 20 Pages

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

The Series E Preferred bears a cumulative dividend at the rate of 8% per annum for two years following the date of issuance payable in additional shares of Series E Preferred. Any dividend payable on the Issuer’s common stock will also be payable on the Series D and E Preferred on an as-converted basis. The Series D and E Preferred is senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series D and E Preferred are entitled to liquidation preferences of $1.15 and $1.37, per share, respectively, prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, the Series D and E Preferred vote on an as converted basis together with the common stock as a single class (with each share of Series D and E Preferred casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series D and E Preferred, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of common stock or preferred stock except for purchases at fair market value upon termination of employment, (4) any merger, acquisition, recapitalization, reorganization, or sale of all or substantially all of the assets of the Issuer, which results in a payment to the holders of the Series D or E Preferred of an amount less than the Liquidation Preference, (5) an increase or decrease in the number of authorized shares of preferred stock or common stock, (6) any change in the rights, preferences, and privileges of the Series D or E Preferred, (7) material amendments, alterations, or repeals of the Issuer’s articles of incorporation or bylaws, or (8) changes in the nature of the Issuer’s business.

Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

CUSIP NO. 09059T206	13D	Page 15 of 20 Pages

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Life Sciences Opportunities Fund II, L.P.	902,409	(1)	5.6
Life Sciences Opportunities Fund II(Institutional), L.P.	5,040,750	(2)	24.9
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.	5,943,159	(3)	28.2
Signet Healthcare Partners, LLC	5,943,159	(4)	28.2
Sanders Opportunity Fund, L.P.	226,939	(5)	1.5
Sanders Opportunity Fund (Institutional), L.P.	718,640	(6)	4.5
SOF Management, LLC	945,579	(7)	5.9
SMH Capital Inc.	6,888,738	(8)	31.2
Ben T. Morris	6,935,453	(9)	31.4
James C. Gale	5,943,159	(10)	28.2
Don A. Sanders	1,552,878	(11)	9.3
Kathryn U. Sanders	186,861	(12)	1.2
Sanders 1998 Children’s Trust	186,861	(13)	1.2
Don Weir	233,576	(14)	1.5
Tanya Drury	46,715	(15)	*
George L. Ball	46,715	(15)	*

*	Less than 1%
(1)	Includes (a) 316,884 shares of common stock issuable upon conversion of 316,884 shares of Series D Preferred that are immediately convertible into common stock, (b) 301,425 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 279,097 shares of Series E Preferred that are immediately convertible into common stock, (c) 121,472 shares issuable upon conversion of the 2007 Bridge Loans that are immediately convertible into common stock, and (d) 162,628 shares of common stock issuable upon exercise of common stock purchase warrants.
(2)	Includes (a) 1,770,073 shares of common stock issuable upon conversion of 1,770,073 shares of Series D Preferred that are immediately convertible into common stock, (b) 1,683,725 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 1,559,005 shares of Series E Preferred that are immediately convertible into common stock, (c) 678,528 shares issuable upon conversion of the 2007 Bridge Loans that are immediately convertible into common stock, and (d) 908,392 shares of common stock issuable upon exercise of stock purchase warrants.

CUSIP NO. 81787Q 10 4	13D	Page 16 of 20 Pages

(3)	Includes (a) 2,086,957 shares of common stock issuable upon conversion of 2,086,957 shares of Series D Preferred that are immediately convertible into common stock, (b) 1,985,150 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to)1,838,102 shares of Series E Preferred that are immediately convertible into common stock, (c) 800,000 shares issuable upon conversion of the 2007 Bridge Loans that are immediately convertible into common stock, and (d) 1,071,052 shares of common stock issuable upon exercise of common stock purchase warrants.
(4)	Includes shares beneficially owned by the Funds.
(5)	Includes 191,903 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 177,688 shares of Series E Preferred that are immediately convertible into common stock that are owned by SOF and 35,036 shares of common stock issuable upon exercise of common stock purchase warrants owned by the SOF.
(6)	Includes 607,691 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 562,677 shares of Series E Preferred that are immediately convertible into common stock that are owned by SOFI and 110,949 shares of common stock issuable upon exercise of common stock purchase warrants owned by the SOFI.
(7)	Includes shares beneficially owned by SOF and SOFI.
(8)	Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC, SOF, SOFI, and SOF Management, LLC.
(9)	Includes shares beneficially owned by SMH Capital Inc. and 39,416 shares of common stock issuable upon conversion (or payable as dividends as of June 1, 2007, with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.
(10)	Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC.
(11)	Includes (a) 315,329 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 291,971 shares of Series E Convertible Preferred Stock and 58,394 shares of common stock subject to common stock purchase warrants owned by Mr. Sanders; (b) shares beneficially owned by SOF, SOFI, and SOF Management, LLC (c) 197,080 shares of common stock issuable upon conversion of (or payable as dividends as of June 1, 2007, with respect to) 182,481 shares of Series E Convertible Preferred Stock owned by Kathryn U. Sanders and Tanya Drury (customer accounts over which Mr. Sanders exercises discretionary authority); and (g) 36,146 shares of common stock subject to common stock purchase warrants owned by Ms. Sanders and Ms. Drury (customer accounts over which Mr. Sanders exercises discretionary authority). Mr. Sanders disclaims beneficial ownership of the shares owned by Ms. Sanders and Ms. Drury.

CUSIP NO. 81787Q 10 4	13D	Page 17 of 20 Pages

(12)	Includes 157,664 shares of common stock issuable upon conversion (or payable as dividends as of June 1, 2007, with respect to) 145,985 shares of Series E Preferred Stock and 29,197 shares of common stock issuable upon exercise of common stock purchase warrants.
(13)	Includes 157,664 shares of common stock issuable upon conversion (or payable as dividends as of June 1, 2007, with respect to) 145,985 shares of Series E Preferred Stock and 29,197 shares of common stock issuable upon exercise of common stock purchase warrants.
(14)	Includes shares beneficially owned by the 1998 Sanders Children’s Trust of which Mr. Weir is the Trustee and 39,416 shares of common stock issuable upon conversion (or payable as dividends as of June 1, 2007, with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.
(15)	Includes 39,416 shares of common stock issuable upon conversion (or payable as dividends as of June 1, 2007, with respect to) 36,496 shares of Series E Preferred Stock and 7,299 shares of common stock issuable upon exercise of common stock purchase warrants.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

LOF and LOFI acquired the 2007 Convertible Notes and warrants to purchase 12,147 shares and 67,853 shares, respectively, of common stock of the Issuer on December 5, 2007.

(d) The Funds have the right to receive all dividends on the Series D Preferred. The beneficial owners of Series E Preferred identified in Item 5 have the right to receive all dividends on the Series E Preferred.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series D and E Preferred and the 2007 Bride Loans, the Issuer extended certain registration rights to the Funds, which obligated the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of (a) the Series D Preferred within 180 days from the date of issuance and (b) the Series E Preferred within 30 days of issuance and to maintain the effectiveness of such registration statement until two years after it is declared effective.

CUSIP NO. 81787Q 10 4	13D	Page 18 of 20 Pages

See Item 4 for a description of voting rights applicable to the Series D and E Preferred, which information is incorporated herein by reference.

In connection with the 2006 Bridge Loans, the Issuer granted the Funds, SOF, and SOFI a second lien security interest on substantially all of the assets of the Issuer to secure repayment of the Bridge Loans pursuant to the terms of a Security Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI.

Except as stated herein, none of the Funds, the General Partner, SMH Capital, or SMH Group, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title
1	Joint Filing Agreement among the reporting persons.

2	Amendment to Articles of Incorporation of Bioject Medical Technologies, Inc. filed on November 15, 2004 (Incorporated by reference to Exhibit 3 to Current Report on Form 8-K filed by the Issuer of November 19, 3004).

3	Stock Purchase Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

4	Registration Rights Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred.(Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

5	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

6	Note and Warrant Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

7	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

CUSIP NO. 81787Q 10 4	13D	Page 19 of 20 Pages

Item 7.	Material to be Filed as Exhibits (Continued)

8	Securities Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

9	Security Agreement dated March 8, 2006, among the Issuer, the Funds, SOF and SOFI ((Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

10	Form of Convertible Note Purchase and Warrant Agreement dated as of December 5, 2007, among the Issuer, LOF, and LOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 11, 2007).

CUSIP NO. 09059T206	13D	Page 20 of 20 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2008

Life Sciences Opportunities Fund II, L.P.
Life Sciences Opportunities Fund II (Institutional), L.P.

By:	Signet Healthcare Partners, LLC

By	/s/ James C. Gale
James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2008

Signatures:

Signet Healthcare Partners, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager and Chief Investment Officer

SMH Capital Inc.

By	/s/ John T. Unger
Name:	John T. Unger
Title:	Senior Vice President and General Counsel

SOF Management, LLC

By	/s/ Don S. Sanders
Name:	Don A. Sanders
Title:	Manager

/s/ Ben T. Morris
Ben T. Morris

/s/ James C. Gale
James C. Gale

/s/ Don A. Sanders
Don A. Sanders

Each Reporting Person certifies only the information in Item4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of SMH Capital Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
Ben T. Morris	Chief Executive Officer and Director
George L. Ball	Chairman of the Board
Robert E. Garrison II	President and Director
Don A. Sanders	Chairman of the Executive Committee
Stephen R. Cordill	President of Asset and Wealth Management
William W. Sprague	Executive Vice President
John T. Unger	Senior Vice President and General Counsel
Neil Shaughnessy	Senior Vice President
Rick Berry	Senior Vice President
Thomas J. Anderson	Senior Vice President
William S. Floyd, IV	Vice President
Howard Y. Wong	Chief Financial Officer and Treasurer
Sandy Williams	Secretary

Appendix A-1

Directors and Executive Officers of

Sanders Morris Harris Group Inc.

The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5800, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment; Business Address
George L. Ball	Director and Chairman of the Board
Ben T. Morris	Director and Chief Executive Officer
Robert E. Garrison II	Director and President
Don A. Sanders	Director, Vice Chairman
W. Blair Waltrip	Director, private investor
Nolan Ryan	Director, private investor
Richard E. Bean	Director, Executive Vice President and Chief Financial Officer of Pearce Industries, Inc.
Charles W. Duncan, III	Director, President of Duncan Equities, Inc.
Scott McClelland	Director, President of the Houston and Central Market Division of H.E. Butt Grocery Company (H-E-B Grocery Stores)
Albert W. Niemi	Director, Dean of the Edwin L. Cox School of Business of Southern Methodist University
Rick Berry	Chief Financial Officer
John T. Unger	Senior Vice President and General Counsel

Exhibit 1

Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct

In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date: February 14, 2008

Signatures:

Life Sciences Opportunities Fund II, L.P.

By:	Signet Healthcare Partners, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Life Sciences Opportunities Fund II (Institutional), L.P.

By:	Signet Healthcare Partners, LLC, general partner

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

Signet Healthcare Partners, LLC

By	/s/ James C. Gale
Name:	James C. Gale
Title:	Manager

SOF Management, LLC

By	/s/ Don S. Sanders
Name:	Don A. Sanders
Title:	Manager

SMH Capital Inc.

By	/s/ John T. Unger
Name:	John T. Unger
Title:	Senior Vice President and General Counsel

/s/ Ben T. Morris
Ben T. Morris

/s/ Don A. Sanders
Don A. Sanders

/s/ James C. Gale
Name:	James C. Gale